Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-198847

Prospectus Supplement No. 3
(To Prospectus filed on November 10, 2014, as supplemented
by Prospectus Supplement No. 1 dated November 12, 2014 and
Prospectus Supplement No. 2 dated November 14, 2014)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 3 supplements the information contained in the Prospectus, dated as of November 10, 2014, as amended by Prospectus Supplement No. 1 dated November 12, 2014 and Prospectus Supplement No. 2 dated November 14, 2014, relating to the resale of up to 53,035,356 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 3 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on December 3, 2014 and in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on December 18, 2014.

You should read this Prospectus Supplement No. 3 in conjunction with the Prospectus. This Prospectus Supplement No. 3 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 3 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 18, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 1, 2014

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-185891	99-0376434
(State or Other Jurisdiction of Incorporation)	(Commission File	(I.R.S Employer
of Incorporation)	Number)	Identification Number)

One Kendall Square, Building 400, 4th Floor Cambridge, Massachusetts (Address of Principal Executive Offices)	02139 (Zip Code)

(617) 674-1865

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain
Officers; Compensatory Arrangements of Certain Officers.

Election of Robert L. Van Nostrand to Board of Directors

On December 1, 2014, the Board of Directors (the “Board”) of Enumeral Biomedical Holdings, Inc. (the “Company”) elected Robert L. Van Nostrand to serve as a Class III director of the Company until his successor is duly elected and qualified or until his earlier death, resignation or removal. Mr. Van Nostrand was elected to the Board in accordance with the provisions of that certain Voting Agreement (including Section 1.1(a) thereof), dated as of July 31, 2014, by and among the Company and certain stockholders named therein (the “Voting Agreement”). Mr. Van Nostrand has not been named to any committees of the Board at the time of his election.

In connection with his election and in accordance with the Company’s director compensation program, on December 1, 2014, Mr. Van Nostrand was awarded (i) a non-qualified stock option to purchase 20,000 shares of the Common Stock of the Company, $0.001 par value per share (the “Common Stock”), under the Company’s 2014 Equity Incentive Plan (the “2014 Plan”), with an exercise price equal to the Fair Market Value (as defined in the 2014 Plan) of a share of Common Stock on the date of grant, which vests in full immediately upon grant; and (ii) a non-qualified stock option to purchase 60,000 shares of the Common Stock of the Company under the 2014 Plan, with an exercise price equal to the Fair Market Value (as defined in the 2014 Plan) of a share of Common Stock on the date of grant, which vests over thirty-six (36) months in equal monthly installments beginning on January 1, 2015.

In addition, the Company entered into its standard indemnification agreement for directors and officers (the “Indemnification Agreement”) with Mr. Van Nostrand. The Indemnification Agreement provides for the indemnification of Mr. Van Nostrand for certain expenses and liabilities (including liabilities arising under the Securities Act of 1933, as amended) incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which he is a party, or is threatened to be made a party, by reason of the fact that he is or was a director, officer, employee, agent or fiduciary of the Company, or any of the Company’s subsidiaries, by reason of any action or inaction by him while serving as an officer, director, agent or fiduciary, or by reason of the fact that he was serving at the Company’s request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of the Company or any of its subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification.

Except as described above, (i) there are no arrangements or understandings between the new director and any other person pursuant to which Mr. Van Nostrand was selected as a director, and (ii) there is no transaction since the beginning of the Company’s last fiscal year, or any currently proposed transaction, between the Company and Mr. Van Nostrand in which the amount involved exceeds $120,000.

The summary descriptions of the Voting Agreement and the Indemnification Agreement are qualified in their entirety by reference to the Voting Agreement and form of Indemnification Agreement, which were filed as Exhibits 10.10 and 10.45, respectively, to the Company’s Current Report on Form 8-K/A for the event occurring on July 31, 2014, as filed with the Securities and Exchange Commission on August 8, 2014, and are incorporated herein by reference.

(e) Compensatory Arrangements of Certain Officers

Amendment to 2014 Equity Incentive Plan

On December 1, 2014, the Board approved an amendment to the 2014 Plan (“the “Amendment”) to increase the number of shares of the Company’s common stock that may be granted under the 2014 Plan in any one fiscal year to Covered Employees (as defined in the 2014 Plan) in the form of stock options, restricted stock, stock appreciation rights, and restricted stock units. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1 to 2014 Equity Incentive Plan, which is filed herewith as Exhibit 10.3 and incorporated by reference herein.

Item 8.01	Other Events.

On December 4, 2014, the Company issued a press release announcing that Mr. Van Nostrand had been elected to the Board. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1*	Voting Agreement dated July 31, 2014 among the Company and the other parties thereto
10.2**	Form of Indemnification Agreement between the Company and each of its directors and officers
10.3	Amendment No. 1 to 2014 Equity Incentive Plan, adopted on December 1, 2014
99.1	Press Release of the Company, dated December 4, 2014

*       Incorporated by reference to Exhibit 10.10 to the Form 8-K/A for the event occurring on July 31, 2014 as filed with the Securities and Exchange Commission on August 8, 2014.

**     Incorporated by reference to Exhibit 10.45 to the Form 8-K/A for the event occurring on July 31, 2014 as filed with the Securities and Exchange Commission on August 8, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: December 4, 2014	By:	/s/ Arthur H. Tinkelenberg
Name: Arthur H. Tinkelenberg Title: Chief Executive Officer

Exhibit 10.3

ENUMERAL BIOMEDICAL HOLDINGS, INC.

AMENDMENT NO. 1 TO

2014 EQUITY INCENTIVE PLAN

            Pursuant to Article XV of the 2014 Equity Incentive Plan (the “Plan”) of Enumeral Biomedical Holdings, Inc., a Delaware corporation (the “Company”), the Plan be, and hereby is, amended as set forth below.  Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Plan.

                1.         Article IV, Section A of the Plan is hereby deleted in its entirety and the following is substituted in its place:

“A. NUMBER OF SHARES AVAILABLE FOR GRANTS. Subject to Sections IV.B and IV.C herein, the maximum number of Shares with respect to which Awards may be granted to Participants under the Plan shall be Eight Million One-Hundred Thousand (8,100,000). Shares issued under the Plan may be either authorized but unissued Shares, treasury Shares or any combination thereof.

Unless and until the Committee determines that an Award to a Covered Employee is not designed to comply with the Performance-Based Exception, the following rules shall apply to grants of Awards to Covered Employees under the Plan, subject to Sections IV.B and IV.C.

1.	STOCK OPTIONS: The maximum aggregate number of Shares that may be subject to Stock Options granted in any one fiscal year to any one Participant shall be four hundred thousand (400,000).

2.	SARs: The maximum aggregate number of Shares that may be granted in the form of SARs granted in any one fiscal year to any one Participant shall be four hundred thousand (400,000).

3.	RESTRICTED STOCK: The maximum aggregate grant with respect to Awards of Restricted Stock which are granted in any one fiscal year to any one Participant shall be four hundred thousand (400,000) Shares.

4.	RESTRICTED STOCK UNITS: The maximum aggregate payment (determined as of the date of grant) with respect to Awards of RSUs granted in any one fiscal year to any one Participant shall be equal to the Fair Market Value of four hundred thousand (400,000) Shares; provided, however, that the maximum aggregate grant of Restricted Stock and RSUs for any one fiscal year shall be coordinated so that in no event shall any one Participant be awarded more than the Fair Market Value of four hundred thousand (400,000) Shares taking into account all such grants.

5.	PERFORMANCE SHARES: The maximum aggregate payout (determined as of the event of the applicable performance period) with respect to Awards of Performance Shares which are granted in any one fiscal year to any one Participant shall be equal to the Fair Market Value of one hundred fifty thousand (150,000) Shares.

6.	PERFORMANCE UNITS: The maximum aggregate payout (determined as of the end of the applicable performance period) with respect to Awards of Performance Units which are granted in any one fiscal year to any one Participant shall be equal to one million five hundred thousand dollars ($1,500,000).”

                2.         This amendment shall be effective as of the date approved by the Board of Directors of the Company.

Adopted by the Board of Directors on December 1, 2014

Exhibit 99.1

Enumeral Appoints Robert L. Van Nostrand
to its Board of Directors

CAMBRIDGE, Mass.--December 4, 2014--Enumeral Biomedical Holdings, Inc. (OTCQB: ENUM), announced today it has appointed Robert L. Van Nostrand to its Board of Directors. Mr. Van Nostrand is a seasoned biotechnology executive with an extensive background in finance, operations and accounting in public biotechnology companies in all stages of development. For 21 years, he served in executive leadership positions at OSI Pharmaceuticals, including Chief Compliance Officer, Chief Financial Officer and Chief Accounting Officer. OSI Pharmaceuticals, prior to its acquisition by Astellas Pharma, was a public company that, along with its partner Genentech, developed and commercialized the oncology drug, Tarceva®.

“Bob’s broad experience as a senior biotech executive, in particular his key role in growing OSI from a small biotech company into a multi-billion biopharmaceutical company, adds tremendously to our board as we actively expand Enumeral’s pipeline through internal development and strategic collaborations,” said Arthur H. Tinkelenberg, Ph.D., President and Chief Executive Officer of Enumeral.

John J. Rydzewski, Executive Chairman of Enumeral, added, "Bob’s deep biopharmaceutical industry experience and successful track record of service as an independent director of public biotech companies will greatly benefit Enumeral in achieving our strategic and operational objectives on behalf of our shareholders."

“I look forward to contributing to the board of directors as Enumeral grows into a sustainable, public biotechnology company by advancing a pipeline of best-in-class immunotherapy drug candidates,” said Mr. Van Nostrand.

Most recently, Mr. Van Nostrand held senior executive positions with AGI Dermatics and Aureon BioSciences. Previously, during his tenure with OSI Pharmaceuticals, he had financial responsibility for all of its significant operations and was instrumental in development of strategy, budgeting and forecasting, negotiation and closing of several major corporate collaborations, and SEC reporting. During his tenure, Mr. Van Nostrand led the OSI financial team in raising over $1.4 billion in equity and debt during a time of high growth as OSI transitioned from an early-stage biotechnology company to a multi-billion dollar, commercial-stage organization. Prior to joining OSI, he was a manager at Touche Ross & Co (currently Deloitte). Mr. Van Nostrand currently serves on the boards of several other publicly traded biotechnology companies, including Metabolix, where he is chairman, Achillion Pharmaceuticals and Intra-Cellular Therapies. Mr. Van Nostrand also serves as the chairman of the audit committee for each of these companies. In addition, Mr. Van Nostrand serves on the board of directors of the Biomedical Research Alliance of New York. He is the former Chairman, and currently serves on the board, of NYBio (formerly the New York Biotechnology Association) and also serves on the Foundation Board of Farmingdale University. Mr. Van Nostrand received a B.S. in accounting from Long Island University and studied management at The Wharton School. He is a Certified Public Accountant.

About Enumeral

Enumeral is discovering and developing novel antibody immunotherapies that help the immune system attack diseased cells. We believe we have a unique ability to extensively interrogate the human immune microenvironment for candidate selection and validation. We believe our unique capabilities enable us to measure drug effects in a patient-specific manner, providing the basis for developing best-in-class product candidates, based on a fundamental understanding of how immunotherapies work in each patient. We are building a pipeline of immunomodulators for the treatment of cancer and inflammatory diseases and leveraging the breadth of our technology through strategic collaborations.

Forward Looking Statements Disclosure

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements reflect current beliefs of Enumeral Biomedical Holdings, Inc. (“Enumeral”) with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, and although Enumeral believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, actual results may differ from the assumptions underlying the statements that have been made regarding anticipated events. More detailed information about Enumeral and risk factors that may affect the realization of forward-looking statements, including forward-looking statements in this press release, is set forth in Enumeral’s filings with the Securities and Exchange Commission. Enumeral urges investors and security holders to read those documents free of charge at the Commission’s website at http://www.sec.gov. Forward-looking statements speak only as to the date they are made, and except for any obligation under the U.S. federal securities laws, Enumeral undertakes no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise.

Contacts

MacDougall Biomedical Communications
Charles Liles or Heather Savelle, +1 781-235-3060
cliles@macbiocom.com or hsavelle@macbiocom.com

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 16, 2014

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-185891	99-0376434
(State or Other Jurisdiction of Incorporation)	(Commission File	(I.R.S Employer
of Incorporation)	Number)	Identification Number)

One Kendall Square, Building 400, 4th Floor Cambridge, Massachusetts (Address of Principal Executive Offices)	02139 (Zip Code)

 (617) 674-1865

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On December 17, 2014 (the “Effective Date”), Enumeral Biomedical Holdings, Inc. (“Enumeral”) entered into a Study Agreement (the “Agreement”) with Merck Sharp & Dohme Corp. (“Merck”). Pursuant to the terms of the Agreement, Enumeral and Merck will conduct a specified research program using Enumeral technology to identify functional response of single cell types in colorectal cancer in the presence or absence of immunomodulatory receptor (IMR) modulators identified by Merck.

Pursuant to the terms of the Agreement, Merck will reimburse Enumeral for the cost of performing the work plan set forth in the Agreement for up to a specified number of full time employees at a pre-determined annual rate. In addition, Merck will make certain milestone payments to Enumeral upon the completion of specified objectives set forth in the Agreement and related work plan.

The research contemplated by the Agreement will be conducted under the direction of a joint research committee (the “JRC”) comprised of a minimum of two representatives from Enumeral and two representatives from Merck. Decisions by the JRC shall be unanimous. The Agreement provides for a resolution mechanism in the event that members of the JRC are unable to reach a unanimous agreement.

Under the terms of the Agreement, Merck has sole ownership of all rights to the results of the study conducted pursuant to the Agreement. In addition, Merck grants Enumeral a royalty-free, non-exclusive, non-sublicensable license to use the study results for Enumeral’s internal research purposes.

The term of the Agreement will expire on the later of (i) delivery to Merck of the final report of the study conducted pursuant to the terms of the Agreement and (ii) the one year anniversary of the Effective Date, but in no event later than twenty-four months after the Effective Date. Merck may terminate the Agreement at any time, with or without cause, effective on ninety days written notice to Enumeral.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which will be filed as an exhibit to Enumeral’s Annual Report on Form 10-K for the year ending December 31, 2014. Enumeral intends to seek confidential treatment for certain portions of the Agreement.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain
Officers; Compensatory Arrangements of Certain Officers.

Appointment of Paul Sekhri to Board of Directors

On December 16, 2014, Paul Sekhri was appointed to the Board of Directors (the “Board”) of Enumeral. Mr. Sekhri will serve as a Class III director of Enumeral for a term expiring in 2017 or until his successor is duly elected and qualified or until his earlier death, resignation or removal. Mr. Sekhri was appointed to the Board in accordance with the provisions of that certain Voting Agreement, dated as of July 31, 2014, by and among Enumeral and certain stockholders named therein (the “Voting Agreement”), and is designated the “Montrose Director” by Montrose Capital Limited and EDI Financial, Inc. pursuant to Section 1.1(c) thereof. Mr. Sekhri has not been named to any committees of the Board at the time of his appointment.

In connection with his appointment to the Board and in accordance with Enumeral’s director compensation program, on December 16, 2014, Mr. Sekhri was awarded (i) a non-qualified stock option to purchase 20,000 shares of the Common Stock of Enumeral, $0.001 par value per share (the “Common Stock”), under Enumeral’s 2014 Equity Incentive Plan (the “2014 Plan”), with an exercise price equal to the Fair Market Value (as defined in the 2014 Plan) of a share of Common Stock on the date of grant, which vests in full immediately upon grant; and (ii) a non-qualified stock option to purchase 60,000 shares of the Common Stock under the 2014 Plan, with an exercise price equal to the Fair Market Value (as defined in the 2014 Plan) of a share of Common Stock on the date of grant, which vests over thirty-six (36) months in equal monthly installments beginning on January 1, 2015.

In addition, Enumeral entered into its standard indemnification agreement for directors and officers (the “Indemnification Agreement”) with Mr. Sekhri. The Indemnification Agreement provides for the indemnification of Mr. Sekhri for certain expenses and liabilities (including liabilities arising under the Securities Act of 1933, as amended) incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which he is a party, or is threatened to be made a party, by reason of the fact that he is or was a director, officer, employee, agent or fiduciary of Enumeral, or any of Enumeral’s subsidiaries, by reason of any action or inaction by him while serving as an officer, director, agent or fiduciary, or by reason of the fact that he was serving at Enumeral’s request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of Enumeral or any of its subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification.

Except as described above, (i) there are no arrangements or understandings between the new director and any other person pursuant to which Mr. Sekhri was selected as a director, and (ii) there is no transaction since the beginning of Enumeral’s last fiscal year, or any currently proposed transaction, between Enumeral and Mr. Sekhri in which the amount involved exceeds $120,000.

The summary descriptions of the Voting Agreement and the Indemnification Agreement are qualified in their entirety by reference to the Voting Agreement and form of Indemnification Agreement which were filed as Exhibits 10.10 and 10.45, respectively, to Enumeral’s Current Report on Form 8-K/A for the event occurring on July 31, 2014 as filed with the Securities and Exchange Commission on August 8, 2014 and are incorporated by reference herein.

Item 8.01	Other Events.

On December 18, 2014, Enumeral issued a press release announcing that Enumeral had entered into the Agreement described in Item 1.01 above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financials Statements and Exhibits.

(d)        Exhibits

Exhibit Number	Description
10.1*	Voting Agreement dated July 31, 2014 among Enumeral and the other parties thereto
10.2**	Form of Indemnification Agreement between Enumeral and each of its directors and officers
99.1	Press Release of Enumeral, dated December 18, 2014

*  Incorporated by reference to Exhibit 10.10 to the Form 8-K/A for the event occurring on July 31, 2014 as filed with the Securities and Exchange Commission on August 8, 2014.

**  Incorporated by reference to Exhibit 10.45 to the Form 8-K/A for the event occurring on July 31, 2014 as filed with the Securities and Exchange Commission on August 8, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: December 18, 2014	By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney Title: Vice President of Finance and Chief Accounting Officer

 Exhibit 99.1

Enumeral and Merck Form Collaboration for
Predicting Clinical Drug Response with Human-driven Immune Profiling Platform

CAMBRIDGE, Mass.—December 18, 2014-- Enumeral Biomedical Holdings, Inc. (OTCQB: ENUM), today announced that it has signed an oncology-focused collaborative study agreement with Merck, known as MSD outside the United States and Canada, through a subsidiary. The collaborators will use Enumeral's human approach to interrogating the tumor microenvironment in colorectal cancer tissues obtained directly from patients in order to identify functional cellular responses to immuno-oncology therapies being developed by Merck.

Enumeral’s human-driven immune profiling platform may increase the probability of finding rare immune cells associated with disease or drug response through improved efficiency and sensitivity. Studying rare cells obtained directly from human patients for their functional responses can potentially lead to identification of those patients responsive to a therapy, while elucidating the underlying cellular basis for such a response.

“Our platform provides the opportunity to understand broadly how immunotherapy works in humans, based on its ability to evaluate the function of critical rare immune cells in human clinical samples,” said Arthur H. Tinkelenberg, Ph.D., President and CEO of Enumeral. “The ability to determine cellular functions within these samples, we believe, has the potential to accelerate discovery and development of immunotherapies in oncology. We are very pleased to be working with Merck, one of the leaders in the field of antibody immunotherapy, to tackle these important clinical problems.”

Under the terms of the agreement, Enumeral will receive R&D funding and is eligible to receive undisclosed future milestone payments if certain goals are achieved. Merck has exclusive rights to data related to its proprietary compounds that are generated from the studies.

About Enumeral’s Human-driven Immune Profiling Platform

Enumeral’s human-driven immune profiling platform is enabling and accelerating the discovery and development of novel antibody immunotherapies, or immunomodulators. The core technology behind Enumeral’s platform was developed at and licensed from the Massachusetts Institute of Technology, Harvard University, Whitehead Institute for Biomedical Research and Massachusetts General Hospital.

Enumeral performs measurements on single immune cells in order to mine the immune system’s rich collection of cells for information that is difficult to obtain using other methods and that may guide the development of effective therapeutics and diagnostics. The efficiency and sensitivity provided through our platform increases the probability of finding rare immune cells associated with disease or drug response. Studying rare immune cells obtained directly from human patients for their functional responses can potentially lead to selection of best-in-class antibody drug candidates that may have a higher likelihood of successful development. Such knowledge generated from our platform is being applied to better understand which drug candidates might work in which patients, and, at what stage of disease.

About Enumeral

Enumeral is discovering and developing novel antibody immunotherapies that help the immune system attack diseased cells. We believe we have a unique ability to extensively interrogate the human immune microenvironment for candidate selection and validation. We believe our unique capabilities enable us to measure drug effects in a patient-specific manner, providing the basis for developing best-in-class product candidates, based on a fundamental understanding of how immunotherapies work in each patient. We are building a pipeline of immunomodulators for the treatment of cancer and inflammatory diseases and leveraging the breadth of our technology through strategic collaborations. www.enumeral.com

Forward Looking Statements Disclosure

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements reflect current beliefs of Enumeral Biomedical Holdings, Inc. (“Enumeral”) with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, and although Enumeral believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, actual results may differ from the assumptions underlying the statements that have been made regarding anticipated events. More detailed information about Enumeral and risk factors that may affect the realization of forward-looking statements, including forward-looking statements in this press release, is set forth in Enumeral’s filings with the Securities and Exchange Commission. Enumeral urges investors and security holders to read those documents free of charge at the Commission’s website at http://www.sec.gov. Forward-looking statements speak only as to the date they are made, and except for any obligation under the U.S. federal securities laws, Enumeral undertakes no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise.

Contacts

Enumeral Biomedical Holdings, Inc.

Kevin Sarney, +1 617-945-9146
kevin@enumeral.com

or

MacDougall Biomedical Communications
Charles Liles or Heather Savelle, +1 781-235-3060
cliles@macbiocom.com or hsavelle@macbiocom.com